ZW Data Action Technologies Inc. Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road, Fengtai District, Beijing, PRC 100070

January 24, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	ZW Data Action Technologies Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-276448

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00AM on Monday, January 29, 2024, or as soon thereafter as is practicable.

Please advise the undersigned at +86 10 6084 6616 or via email at chenghandong@chinanet-online.com when the order permitting such Registration Statement to become effective is issued.

[signature page follows]

Very truly yours,

ZW Data Action Technologies Inc.

By:	/s/Handong Cheng
Name: Handong Cheng
Title: Chief Executive Officer

cc:	Lawrence Venick, Esq., Loeb & Loeb LLP (telephone (86) 10 5954 3688) Vivien Bai, Esq., Loeb & Loeb LLP (telephone (212) 407 4933)